VIA EDGAR
May 9, 2007
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406
Attention: Jay Webb, Reviewing Accountant

Re:	Molex Incorporated (File No. 000-07491)
Form 10-K for the year ended June 30, 2006
Filed August 3, 2006
Form 10-K/A for the year ended June 30, 2006
Filed February 7, 2007
Dear Mr. Webb:
          This letter sets forth the response of Molex Incorporated (the “Company”) to the comment on the above-referenced filings provided by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated April 30, 2007. The Staff’s comment is restated below in bold, italicized type, and is followed by the Company’s response thereto.
          Staff Comment: We noted your disclosure that “current executive officers agreed to repay their portion of the $685,000 in total gains realized by them as a result of the misdating and also agreed to increase the exercise prices of their unexercised options so that there would be no future gain due to misdating of grants.” Please tell us how you accounted for the repricing of the referenced options.
          Company Response: On August 2, 2006, the Company publicly-disclosed that the dates of stock option grants to executive officers differed, in a number of instances, from the dates such grants were approved. During the fiscal year ending June 30, 2007, the Company’s current executive officers agreed to increase the exercise prices of their unexercised misdated stock options so that there would be no future gain due to the misdating of grants. The Company’s current executive officers also agreed to repay their portion of the $685,000 in total gains realized by executive officers over a 12-year period as a result of the misdating of grants.
          The Company adopted Statement of Financial Accounting Standards No. 123(R) (SFAS 123(R)) as of July 1, 2005. The increase of the exercise prices of the unexercised misdated stock options was accounted for under paragraph 51(a) of SFAS 123(R), which states that “incremental compensation cost shall be measured as the excess, if any, of the fair value of the modified award determined in accordance with the provisions of this Statement over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date.”
          The increase in exercise prices of the unexercised misdated stock options did not result in incremental compensation cost because the change reduced the fair value of the awards as compared with the fair value of the awards immediately before the modification. Accordingly, the Company determined that the increase of the exercise prices of the unexercised misdated stock options had no accounting affect.

May 9, 2007

         The proceeds that the Company received in connection with executive officer repayment of realized gains were considered capital contributions and recorded as an increase to paid-in capital.
*          *          *          *
         In connection with this response, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
         Thank you for your prompt attention to this letter responding to the Staff’s comment letter. If you would like additional information, please contact the undersigned at (630) 527-4666.

Very truly yours,
By:	/s/ DAVID D. JOHNSON
Vice President, Treasurer & Chief Financial Officer